July 1, 2009

Sent Via Facsimile and EDGAR Transmission

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Attention: Terry French, Claire DeLabar, Reid Hooper and Celeste M. Murphy

RE:	MetroPCS Communications, Inc.
Form 10-K for the year ended December 31, 2008
Filed March 2, 2009
File No. 1-33409
Response to SEC Staff Comments dated June 25, 2009

MetroPCS Communications, Inc. (the “Company”) is pleased to respond to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter, dated June 25, 2009 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 (File No. 1-33409) (the “Annual Report”). Except as otherwise noted in the Company’s response below, we confirm that we intend to comply with the Staff’s comments in our future filings, as applicable.

For your convenience, we have repeated the comment of the Staff exactly as given in the Comment Letter and set forth our response below. Capitalized terms used in this memorandum and not defined herein have the meanings given to them in the Company’s Annual Report.

Form 10-K for the year ended December 31, 2008

Management’s Discussion and Analysis, pages 52-84

1.	Refer to your response to prior comment 3 in our letter dated May 21, 2009. We note that you use the market approach to value FCC licenses that are in areas which you do not have formalized build-out plans. Due to the limited market activity for FCC licenses and differences in the use of various licenses based on spectrum and location, it appears that ascertaining a market value for such licenses may be quite complex. Please help us understand your use of a market approach by providing the following information:

•	the reasons why you use the market approach for licenses covering areas where you do not currently have a formalized build-out plan,

Securities and Exchange Commission Response Letter

July 1, 2009

•	the basis for your belief that you can arrive at a reasonable determination of fair value using the market approach, including a discussion of your assumptions,

•	whether you have developed internal company estimates of cash flow projections for these licenses,

•	describe how you intend to use the licenses that do not have a formalized build-out plan,

•

how you determined that the FCC Auction 66 values are comparable to your licenses, clarifying whether you utilized initial auction values or resale market values as of the date of your impairment test, and

•	the carrying amount of FCC licenses that are valued on the market approach.

Response: The carrying amount of FCC licenses that were valued using a market approach totaled approximately $22.2 million or 0.92% of the total carrying value of all of the Company’s FCC licenses and 0.35% of the Company’s total assets at December 31, 2008. Subsequent to December 31, 2008, more than 50% of the carrying value of these FCC licenses for which the Company has no current formalized build-out plans was exchanged with a third-party for FCC licenses in markets where the Company does have formalized build-out plans. Consequently, FCC licenses valued using the market approach represented only 0.35% of the total carrying value of all of the Company’s FCC licenses and 0.12% of the Company’s total assets at March 31, 2009.

With respect to the Staff’s inquiry regarding the reasons why the Company uses a market approach for valuing licenses covering areas where the Company does not currently have a formalized build-out plan, the Company believes the market approach yields a reasonable approximation of the value of those licenses, given the approach is used for an insignificant portion of the total carrying value of the Company’s FCC licenses and results in an estimate of the price that could reasonably be expected to be realized from the sale of the subject assets.

Initial auction values of third-party transactions in FCC Auction 66 advanced wireless services spectrum were utilized as an indication of fair value because the licenses being valued using a market approach were purchased in FCC Auction 66. The Company also compiled available information with respect to third-party resale transactions of advanced wireless services spectrum subsequent to the auction, and in such

2250 Lakeside Boulevard    •     Richardson, TX 75082    •    Phone: 214-570-5812    •    Fax: 214-570-5860

Securities and Exchange Commission Response Letter

July 1, 2009

transactions there have been no indications of a decrease in value from the Auction 66 values.

The Company did not develop internal company estimates of cash flow projections for these advanced wireless services spectrum licenses because at the time the valuation was performed, it had no current formalized build-out plans for such licenses and the licenses represented an insignificant portion of the total carrying value of the Company’s FCC licenses. The Company may in the future determine to build-out some or all of the licensed areas, sell or exchange such licensed areas, or continue to hold these licensed areas as assets of the Company.

As noted above, the carrying amount of FCC licenses at December 31, 2008 that were valued using a market approach was 0.92% of the total carrying value of all of the Company’s FCC licenses. Subsequent to December 31, 2008, the Company consummated a license exchange for more than 50% of the carrying value of these FCC licenses for which it currently has no formalized build-out plans, and as a result, licenses valued using the market approach represented only 0.35% of the total carrying value of all FCC licenses on the Company’s balance sheet at March 31, 2009. The transaction involving the exchange of spectrum validated that no previous impairment had occurred relating to the carrying value of the spectrum which was exchanged.

Please direct your questions or comments to me at (214) 570-5812. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (214) 570-5860. Please send written correspondence to my attention at 2250 Lakeside Blvd., Richardson, Texas 75082. Thank you for your assistance.

Sincerely,

/s/ J. Braxton Carter

J. Braxton Carter

Executive Vice President and Chief Financial Officer

MetroPCS Communications, Inc.

2250 Lakeside Boulevard    •     Richardson, TX 75082    •    Phone: 214-570-5812    •    Fax: 214-570-5860